UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEAN COAL TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

18450P 200
(CUSIP Number)

Patrick Imeson 1610 Wynkoop Street, Suite 400 Denver, CO 80202 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18450P 200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wyoming New Power Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,720,387 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
85,720,387 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,720,387 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.15%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 18450P 200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Black Diamond Financial Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,720,387 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
85,720,387 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,720,387(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.15%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 18450P 200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Imeson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,720,387(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
85,720,387 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,720,387 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.15%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1) Consists of 85,720,387 shares of common stock of Clean Coal Technologies Inc. acquired by Wyoming New Power Inc., a Wyoming corporation owned by Black Diamond Financial Group LLC, a Delaware limited liability company over which Patrick Imeson has sole voting and investment power.

(2) Based on 499,829,763 shares of common stock of Clean Coal Technologies Inc. currently issued and outstanding.

Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.001 per share, of Clean Coal Technologies Inc., a corporation organized under the laws of the state of Nevada (the “Issuer”). On April 26, 2022, Wyoming New Power Inc. converted $342,881.55 of debt into 85,720,387 shares of the Issuer’s common stock, par value $0.001 per share, at a conversion price of $0.004 per share. The Issuer maintains its principal executive office at 295 Madison Avenue, New York, NY 10017 U.S.A.

Item 2. Identity and Background

Name:

This statement is filed by Wyoming New Power Inc., Black Diamond Financial Group LLC and Patrick Imeson (singly and collectively, the “Reporting Person”).

Residence or Business Address of each Reporting Person:

1610 Wynkoop Street, Suite 400

Denver, CO 80202

Present Principal Business or Occupation:

Wyoming New Power Inc.’s principal business is energy development.

Black Diamond Financial Group LLC is an asset management company.

Patrick Imeson is the manager of Black Diamond Financial Group LLC and other asset management companies and has sole voting and investment power with respect to the securities owned by Black Diamond Financial Group LLC

Place of Organization or Citizenship:

Wyoming New Power Inc. is a Wyoming corporation.

Black Diamond Financial Group LLC is a Delaware limited liability company.

Patrick Imeson is a US citizen.

Criminal Proceedings:

During the last five years, no Reporting Person has been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

●

Prior to the April 26, 2022 (the "Date of Event"), the Issuer owed approximately $18,342,880 of debt to Wyoming New Power Inc. and affiliated entities Black Diamond Financial Group LLC and CCTC Acquisition Partners, LLC. $342,881.55 of the debt owed to Wyoming New Power Inc. was converted into 85,720,387 shares of the Issuer’s common stock on April 26,2022 at a conversion price of $0,004 per share. The funds utilized by Wyoming New Power Inc. to make loans to the Issuer came from working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities referred to in Item 3 above in furtherance of an expected restructuring of the Issuer under which the Reporting Person desires to help the Issuer clean up its balance sheet to make it more desirable for potential acquisition and capital raising transactions. Prior to the debt conversion referenced in Item 3., of the 500,000,000 authorized shares of Issuer’s common stock, 414,109,376 were issued and outstanding. Following the debt conversion, 499,829,763 of the Issuer’s authorized shares are issued and outstanding. The Issuer has proposed to effect a reverse split of its common stock at the ratio of 1 for 100 and intends to hold a special stockholders’ meeting seeking the approval of the holders of a majority of its issued and outstanding common stock to grant the board of directors of the Issuer the authority to amend the Issuer’s Articles of Incorporation to effect the reverse split. The Reporting Person converted a portion of the debt owed to it by the Issuer with the intention of voting in favor of the reverse stock split. If the reverse stock split is approved and implemented, the Reporting Person and an affiliated entity may thereafter convert all or a substantial portion of the remaining debt into shares of the Issuer’s common stock which would represent a change in control of the Issuer. At this time, the Reporting Person or the affiliated entity has not committed to any future conversions and the Issuer has no agreements in place regarding potential acquisitions, capital raising transactions or other transaction involving significant issuances of the Issuer’s common stock.

Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person potentially may exchange the common stock for other assets or may sell the common stock to increase its cash position.

Other than as disclosed herein, the Reporting Person, has no current plans or proposals that relate to or would result in or cause:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Except as described below, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that the Reporting Person is the beneficial owner of 85,720,387 shares of the Issuer’s common stock representing approximately 17.15%% of the 499,829,763 shares of the Issuer’s common stock currently issued and outstanding. Prior to the Date of the Event, the Reporting Person owned no shares of common stock of the Issuer.

(b) As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(c) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(d) Not applicable.

(e)Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1.	Joint Filing Agreement dated as of May 26, 2022 among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

WYOMING NEW POWER INC.

By: /s/ Patrick Imeson
Name: Patrick Imeson
Title: CEO

BLACK DIAMOND FINANCIAL GROUP LLC

By: /s/ Patrick Imeson
Name: Patrick Imeson
Title: Manager

/s/ Patrick Imeson
Patrick Imeson